Exhibit 23
400 Capitol Mall
Sacramento, CA 95814

Independent Auditors’ Consent

The Board of Directors
Capital Corp of the West:

We consent to the incorporation by reference in the registration statement (No. 333-41440) on Form S-8 of Capital Corp of the West of our report dated January 25, 2002, relating to the consolidated balance sheets of Capital Corp of the West and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001, annual report on Form 10-K of Capital Corp of the West.

San Francisco, California
March 25, 2002

KPMG, LLP. KPMG LLP, a limited liability partnership, is

a member of KPMG International, a Swiss association.